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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                               -------------------

                               800-JR CIGAR, INC.
                            (Name of Subject Company)

                               800-JR CIGAR, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    282491109
                      (CUSIP Number of Class of Securities)

                               -------------------

                  Michael E. Colleton, Chief Financial Officer
                               800-JR CIGAR, INC.
                                301 Route 10 East
                           Whippany, New Jersey 07981
                                 (973) 884-9555
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:

                             Morton A. Pierce, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on August 29, 2000, by 800-JR Cigar, Inc., a Delaware corporation (the "Company"), relating to the tender offer by L&LR, Inc. (the "Parent"), a Delaware corporation, through its wholly owned subsidiary, JRC Acquisition Corp. (the "Purchaser"), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), dated August 29, 2000, to purchase all outstanding Shares not already owned by Lewis I. Rothman and LaVonda M. Rothman (collectively, the "Rothmans") and the Lewis Irving Rothman 1998 Trust #1 u/a/d November 10, 1998, at a price of $13.00 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

ITEM 8. ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by adding the following information:

CERTAIN LEGAL PROCEEDINGS. Aaron Parnes and Furtherfield Partners, L.P., each a purported shareholder of the Company, separately instituted actions relating to the Offer in the Court of Chancery of the State of Delaware, County of New Castle on August 28 and 29, 2000, respectively. The complaints name as defendants the Company, the Rothmans and the other directors of the Company, John Oliva, Sr., Jane Vargas, Maureen Colleton, John F. Barry, Jr., and Bernard Rosenblum (collectively, the "Other Individual Defendants"). The Rothmans and Jane Vargas are officers of the Company. Each complaint states that the action is a class action on behalf of the Company's shareholders, other than the Rothmans and the Other Individual Defendants (the "Class"). The complaints allege, among other things, that the Rothmans, with the acquiescence of the Other Individual Defendants, have breached their fiduciary duties as controlling shareholders of the Company by engaging in a self-dealing transaction to the detriment of the respective plaintiffs and the other members of the Class. The plaintiffs further allege that the Offer Price to be paid pursuant to the Offer is unfair and inadequate. The suits seek injunctive relief, rescission of any consummated transactions, damages and attorney's fees.

         In addition, on August 29, 2000, Kevin Beswick, also a purported shareholder of the Company, instituted an action in the Court of Chancery of the State of Delaware, County of New Castle against the Parent, the Purchaser, the Rothmans (collectively, the "Rothman Defendants"), the Company and the Other Individual Defendants. The complaint states that the action is a class action on behalf of the Class and alleges, among other things, that the Rothman Defendants, with the acquiescence of the Other Individual Defendants, breached their fiduciary obligations to the Class by engaging in self-dealing and by not acting in good faith. The suit seeks injunctive relief, rescission of any consummated transactions, damages and attorney's fees.

         The Company believes that each of the three complaints is without merit and intends to defend the lawsuits vigorously. The above description of the lawsuits is qualified in its entirety by


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the complaints, copies of which have been filed as Exhibits (a)(5)(i)-(iii), and incorporated herein by reference.

ITEM 9. EXHIBITS.

Item 9 is hereby amended and supplemented by the addition of the following exhibit hereto:

(a)(5)(i) Complaint filed in action entitled AARON PARNES V. THE ROTHMANS, THE OTHER INDIVIDUAL DEFENDANTS AND THE COMPANY (Court of Chancery of New Castle County, Delaware, Civil
             Action No. 18262NC).

(a)(5)(ii) Complaint filed in action entitled FURTHERFIELD PARTNERS, L.P. V. THE COMPANY, THE ROTHMANS AND THE OTHER INDIVIDUAL DEFENDANTS (Court of Chancery of New Castle County, Delaware, Civil
             Action No. 18263NC).

(a)(5)(iii) Complaint filed in action entitled KEVIN BESWICK V. THE ROTHMAN DEFENDANTS, THE OTHER INDIVIDUAL DEFENDANTS AND THE COMPANY (Court of Chancery of New Castle County, Delaware, Civil Action No. 18264NC).










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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2000

                                          800-JR CIGAR, INC.


                                          By: /s/ Michael E. Colleton
                                             ---------------------------------
                                             Name:  Michael E. Colleton
                                             Title: Chief Financial Officer



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                                  EXHIBIT INDEX

(a)(5)(i) Complaint filed in action entitled AARON PARNES V. THE ROTHMANS, THE OTHER INDIVIDUAL DEFENDANTS AND THE COMPANY (Court of Chancery of New Castle County, Delaware, Civil Action No. 18262NC).

(a)(5)(ii) Complaint filed in action entitled FURTHERFIELD PARTNERS, L.P. V. THE COMPANY, THE ROTHMANS AND THE OTHER INDIVIDUAL DEFENDANTS (Court of Chancery of New Castle County, Delaware, Civil Action No. 18263NC).

(a)(5)(iii) Complaint filed in action entitled KEVIN BESWICK V. THE ROTHMAN DEFENDANTS, THE OTHER INDIVIDUAL DEFENDANTS AND THE COMPANY (Court of Chancery of New Castle County, Delaware, Civil Action
             No. 18264NC).




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